Consolidated Financial Statements
December 31, 2014 and 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Company acquired Curis Resources Ltd. during 2014, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, Curis Resources Ltd.’s internal control over financial reporting associated with total assets of $93 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2014.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards.

/s/ Russell Hallbauer	/s/ Stuart McDonald

Russell Hallbauer	Stuart McDonald
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 24, 2015

KPMG LLP	Telephone	(604) 691-3000
PO Box 10426 777 Dunsmuir Street	Fax	(604) 691-3031
Vancouver BC V7Y 1K3	Internet	www.kpmg.ca
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated financial statements of Taseko Mines Limited, which comprise the consolidated balance sheets as at December 31, 2014 and 2013, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as at December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP (signed)

Chartered Accountants

March 24, 2015
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
		December 31,
		2014	2013
	Note

Revenues	5	371,196	290,056
Cost of sales	6
Production costs		(318,931)	(213,056)
Depletion and amortization		(47,163)	(34,067)
Earnings from mining operations		5,102	42,933

General and administrative		(16,085)	(16,236)
Exploration and evaluation	15c	(5,945)	(10,294)
Other income (expenses)	8	(1,096)	(2,880)
Curis acquisition costs	4	(2,517)	-
Write-down of marketable securities	13	(1,152)	(13,984)
Income (loss) before financing costs and income taxes		(21,693)	(461)

Finance expenses	9	(27,423)	(25,399)
Finance income	10	4,182	6,214
Foreign exchange loss		(17,737)	(12,534)
Income (loss) before income taxes		(62,671)	(32,180)

Income tax recovery (expense)	11	8,787	(2,659)
Net income (loss) for the year		(53,884)	(34,839)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets		2,766	2,095
Reclassification of gain/(loss) on available for sale financial assets, included in the net loss		(2,296)	8,213
Foreign currency translation reserve		1,420	-
Total other comprehensive income (loss) for the year		1,890	10,308

Total comprehensive income (loss) for the year		(51,994)	(24,531)

Earnings (loss) per share
Basic		(0.27)	(0.18)
Diluted		(0.27)	(0.18)

Weighted average shares outstanding (thousands)
Basic		197,658	192,222
Diluted		197,658	192,222

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended
		December 31,
		2014	2013
	Note

Operating activities
Net income (loss) for the period		(53,884)	(34,839)
Adjustments for:
Depletion and amortization		47,338	34,508
Income tax expense (recovery)	11	(8,787)	2,659
Share-based compensation expense		3,741	2,680
Change in fair value of copper put options	8	1,927	4,371
Finance expenses (income)	9,10	23,241	19,185
Unrealized foreign exchange loss (gain)		17,951	12,244
Write-down of marketable securities	13	1,152	13,984
Other operating activities		1,414	(994)
Net change in non-cash working capital	24	16,477	13,789
Cash provided by (used for) operating activities		50,570	67,587

Investing activities
Investment in property, plant and equipment		(38,799)	(98,524)
Investment in financial assets		(11,935)	(7,578)
Acquisition of Curis Resources Ltd., net	4	(1,874)	-
Interest received		349	1,662
Proceeds from sale of financial assets		-	20,050
Refund of (investment in) long-term prepaids	23a	12,901	(9,485)
Cash provided by (used for) investing activities		(39,358)	(93,875)

Financing activities
Repayment of debt		(25,953)	(22,929)
Interest paid		(20,709)	(19,722)
Common shares issued for cash		2,584	2,779
Proceeds from debt issuance		-	11,330
Cash provided by (used for) financing activities		(44,078)	(28,542)

Effect of exchange rate changes on cash and equivalents		3,300	2,700
Increase (decrease) in cash and equivalents		(29,566)	(52,130)
Cash and equivalents, beginning of year		82,865	134,995
Cash and equivalents, end of year		53,299	82,865

Supplementary cash flow disclosures (note 24)

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
		2014	2013
	Note

ASSETS
Current assets
Cash and equivalents		53,299	82,865
Accounts receivable	12	12,618	4,532
Other financial assets	13	6,554	69,729
Inventories	14	36,094	47,174
Current tax receivable		27,153	18,284
Prepaids		913	6,354
		136,631	228,938

Other financial assets	13	41,484	38,272
Property, plant and equipment	15	793,659	678,580
Prepaids		–	10,543
Other receivables	11f	15,985	13,895
Goodwill	4	4,783	–
		992,542	970,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	42,541	26,864
Current portion of long-term debt	17	20,157	22,625
Interest payable		3,746	3,435
Other financial liabilities	18	–	63,985
		66,444	116,909

Long-term debt	17	293,506	259,515
Other financial liabilities	18	110	565
Provision for environmental rehabilitation ("PER")	19	110,136	69,673
Deferred tax liabilities	11	100,071	97,350
		570,267	544,012

EQUITY
Share capital	20 (a)	417,944	372,274
Contributed surplus	20 (b), 21	40,890	38,507
Accumulated other comprehensive income (loss) ("AOCI")	20c	6,833	4,943
Retained earnings (deficit)		(43,392)	10,492
		422,275	426,216
		992,542	970,228

Commitments and contingencies	23
Subsequent event	25f

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share capital	Contributed surplus	AOCI	Retained earnings (deficit)	Total

Balance at January 1, 2013	368,128	37,487	(5,365)	45,331	445,581
Exercise of options	4,146	(1,367)	-	-	2,779
Share-based compensation	-	2,387	-	-	2,387
Total comprehensive income (loss) for the period	-	-	10,308	(34,839)	(24,531)
Balance at December 31, 2013	372,274	38,507	4,943	10,492	426,216

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Shares issued for Curis acquisition	41,546	-	-	-	41,546
Exercise of options	4,124	(1,540)	-	-	2,584
Share-based compensation	-	3,923	-	-	3,923
Total comprehensive income (loss)
for the period	-	-	1,890	(53,884)	(51,994)
Balance at December 31, 2014	417,944	40,890	6,833	(43,392)	422,275

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2014 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on March 24, 2015.

2.2	Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments, which are measured at fair value. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated in Canadian dollars at the prevailing rate of exchange on the dates of the transactions. The Company’s US subsidiary continues to measure the items in its financial statements using the US dollar as its functional currency. The financial statements of the US subsidiary are then translated into Canadian dollars using the translation method. Any gains and losses on translation are included in AOCI. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2014. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company , which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

2.4	Changes in accounting policies and disclosures

Except for the changes below, the Company has consistently applied the accounting policies set out in note 2.5 to all periods presented in these consolidated financial statements.

IAS 32 Financial Instruments: Presentation (IAS 32)

The Company adopted an amendment to IAS 32 on January 1, 2014, which establishes principles for offsetting financial assets and financial liabilities. Based on the Company’s analysis, the amendment did not have an impact on the consolidated financial statements for the current period or prior periods presented.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Company adopted IFRIC 21 on January 1, 2014.

Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

2.5	Significant Accounting Policies

(a)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c)	Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s financial statements.

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and equivalents and accounts receivable.

Available-for-sale financial assets

Marketable securities, subscription receipts and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. If impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Work in process represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f)	Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are expensed on a straight line basis.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(g)	Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h)	Share-based compensation

The fair-value method of accounting is used for the Company’s share option plan. Fair value is measured at grant date using the Black-Scholes option pricing model and is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(i)	Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (PER) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(j)	Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares and share options granted. There is no dilution impact when the Company incurs a loss.

(l)	Government assistance

Government assistance includes investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received. Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of assets and is applied as a reduction of the cost of the related asset. Investment tax credits, until they are refunded or applied to reduce the Company's current tax liabilities, are included as "other receivables" in the financial statements.

(m)	Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

  Assets, including its share of any assets held jointly;
  Liabilities, including its share of any liabilities incurred jointly;
  Revenue from the sale of its share of the output arising from the joint operation; and
  Expenses, including its share of any expenses incurred jointly.
2.6	New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2014. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

  IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018.

  IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions.

  IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself.

  IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity.

  On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

3.	INTEREST IN JOINT ARRANGEMENT

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture’s assets, liabilities, income and expenses.

The following is a summary of the joint venture financial information on a 100% basis.

	As at December 31,
	2014	2013
Cash and equivalents	44,073	71,497
Other current assets	65,031	76,770
Current assets	109,104	148,267
Non-current assets	1,245,726	1,309,821

Accounts payable and accrued liabilities	50,194	30,935
Other current financial liabilities	27,950	30,412
Current liabilities	78,144	61,347
Long-term debt	43,891	68,221
Provision for environmental rehabilitation	145,428	92,897
Non-current liabilities	189,319	161,118

	Years ended December 31,
	2014	2013
Revenues	494,928	386,741
Production costs	(425,241)	(284,074)
Depletion and amortization	(73,949)	(54,066)
Other operating expense	(7,570)	(4,323)
Impairment of assets	(81,687)	-
Interest expense	(7,997)	(6,555)
Interest income	1,142	1,462
Foreign exchange loss	(631)	(1,026)
Net earnings (loss)	(101,005)	38,159
Other comprehensive income (loss)	900	(1,039)
Comprehensive income (loss) for joint arrangement	(100,105)	37,120

At December 31, 2014, an impairment charge of $81,687 (100% basis) was recognized in the Gibraltar joint venture financial statements, but had no impact on the Company’s consolidated financial statements as the carrying value of the Gibraltar mine CGU is lower in the consolidated financial statements. The Company does not have any further commitments to the joint venture beyond those disclosed in note 23.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

4.	ACQUISITION OF CURIS RESOURCES LTD. (“CURIS”)

On November 20, 2014 (“Acquisition Date”), the Company completed the acquisition of all of the issued and outstanding common shares of Curis Resources Ltd. (“Curis”). Curis is a mineral exploration and development company whose principal asset is the Florence Copper Project, an in-situ copper recovery and solvent extraction/electrowinning (“SX/EW”) project located in central Arizona, USA. Under the terms of the transaction, Curis shareholders received 0.438 common shares of the Company for each Curis common share held, and all outstanding Curis stock options were exchanged for an amount of common shares of the Company equal to the ‘in the money’ value of the outstanding Curis stock options. Prior to the acquisition, the Company held a 17.2% equity interest in Curis and had one director in common with Curis.

The total purchase consideration was calculated as follows:

Fair value of common shares issued (26,804,183 shares at $1.55 per share)	41,546
Cash consideration	1,934
Pre-acquisition convertible loan to Curis	2,261
Fair value of previously held investment in Curis	8,769
54,510

As part of the transaction, the Company provided a US$2,000 unsecured short-term convertible loan to Curis, to ensure that Curis had sufficient liquidity to operate through closing of the transaction. The convertible loan was effectively settled upon closing of the acquisition and included as part of the purchase consideration. Cash consideration consists of expected payments to dissenting shareholders and withholding taxes related to the exchange of Curis stock options for common shares of the Company

The Company’s 17.2% equity investment in Curis, previously accounted for as an available-for-sale financial asset, was remeasured to fair value in the amount of $8,769 at the acquisition date and included as part of the purchase consideration. A cumulative gain of $1,082 arising from increases in the fair value of this investment was reclassified from other comprehensive income and included on the statement of comprehensive income as other income (Note 8).

The acquisition has been accounted for as a business combination and accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices. The following sets forth the allocation of the purchase price:

Cash and cash equivalents	731
Accounts receivable and other assets	231
Reclamation deposits	1,803
Property, plant and equipment	82,809
Accounts payable and other liabilities	(1,110)
Long-term loan (note 17d)	(31,279)
Deferred tax liability	(3,115)
Provision for environmental rehabilitation	(222)
Goodwill	4,662
54,510

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The goodwill recorded on this transaction arises because deferred taxes have been determined based on the difference between the assigned values and the tax bases, and does not reflect fair value. The goodwill is not deductible for tax purposes. As at December 31, 2014, the carrying value of the goodwill is $4,783 reflecting foreign currency translation. The Company has incurred acquisition costs totaling $2,517 for advisory, legal, and other professional fees, which have been included in the statement of comprehensive income (loss).

From the Acquisition Date to December 31, 2014, Curis contributed $1,321 to the Company’s consolidated loss. If the acquisition of Curis had taken place at the beginning of the year, the Company’s consolidated loss would have been $59,850. The acquisition did not have any effect on the Company’s revenues since Curis is at the development stage and does not generate revenues.

5.	REVENUE

	Years ended December 31,
	2014	2013
Copper contained in concentrate	339,446	277,091
Copper cathode	5,184	33
Total copper sales	344,630	277,124
Molybdenum concentrate	23,120	9,550
Silver contained in copper concentrate	3,446	3,382
	371,196	290,056

6.	COST OF SALES

	Years ended December 31,
	2014	2013
Direct mining and processing costs	257,771	190,276
Treatment and refining costs	28,250	17,291
Transportation costs	18,805	18,029
Changes in inventories of finished goods and work in process	14,105	(12,540)
Production costs	318,931	213,056
Depletion and amortization	47,163	34,067
Cost of sales	366,094	247,123

Cost of sales consists of direct mining costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services), and off property costs comprised of treatment & refining costs and transportation costs.

7.	COMPENSATION EXPENSE

	Years ended December 31,
	2014	2013
Wages, salaries and benefits	65,365	59,129
Post-employment benefits	1,471	1,643
Share-based compensation	3,877	2,670
	70,713	63,442

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

8.	OTHER EXPENSES (INCOME)

	Years ended December 31,
	2014	2013
Realized loss on copper put options (note 25(f))	6,273	10,530
Unrealized loss (gain) on copper put options (note 25(f))	(4,346)	(6,159)
Loss on disposition of property, plant and equipment	2,549	20
Gain on deemed disposition of Curis shares (note 4)	(1,082)	-
Other income	(1,173)	(545)
Management fee income	(1,125)	(966)
	1,096	2,880

9.	FINANCE EXPENSES

	Years ended December 31,
	2014	2013
Interest expense	24,357	23,553
Accretion on PER (note 19)	3,066	1,846
	27,423	25,399

10.	FINANCE INCOME

	Years ended December 31,
	2014	2013
Interest income	4,182	5,860
Income on dual currency deposits	-	354
	4,182	6,214

11.	INCOME TAX

(a)	Income tax expense (recovery)

	Years ended December 31,
	2014	2013
Current income tax:
Current period	(8,034)	(16,960)
Current tax adjustments related to prior periods	(207)	256
	(8,241)	(16,704)
Deferred income tax:
Origination and reversal of temporary differences	(708)	19,348
Deferred tax adjustments related to prior periods	162	15
	(546)	19,363
Income tax expense (recovery)	(8,787)	2,659

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the year ended December 31, 2014, the Company recognized recoveries of income tax of $576 (2013: $nil) and interest expense of $nil (2013: $nil) associated with the reversal of historical tax reserves dating back to 2007.

(b)	Income tax recognized directly in other comprehensive income

	Years ended December 31,
	2014	2013
Unrealized (income) loss on available-for-sale financial assets, before tax	(3,179)	(2,427)
Tax expense	413	332
Unrealized (income) loss on available-for-sale financial assets, net of tax	(2,766)	(2,095)
Reclassification of fair value movements on available-for-sale financial assets, before tax	2,639	(9,386)
Tax (benefit) expense	(343)	1,173
Reclassification of realized losses (gains) on available-for-sale financial assets, net of tax	2,296	(8,213)
Foreign currency translation reserve	(1,420)	-
Total other comprehensive (income) loss for the year	(1,890)	(10,308)

(c)	Effective tax rate reconciliation

	Years ended December 31,
	2014	2013
Income tax at Canadian statutory rate of 35.62% (2013: 35.37%)	(22,323)	(11,382)
Permanent differences	11,172	10,328
Tax rate differences	(163)	547
Foreign tax rate differential	(161)	-
Unrecognized tax benefits	2,733	2,893
Other	(45)	273
Income tax expense (recovery)	(8,787)	2,659

(d)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2014	2013
Property, plant and equipment	(157,924)	(118,049)
Other financial assets	(1,974)	(1,284)
Provisions	21,682	11,482
Other	-	3,858
Tax loss carry forwards	38,145	6,643
Deferred tax asset (liability)	(100,071)	(97,350)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Tax loss carry forwards relate to non-capital losses in Canada of pre-tax $90,347 (2013: $21,751) which expire between 2027 and 2034 and non-operating losses in the United States of pre-tax $38,409 (2013: $nil), which expire between 2029 and 2035.

e)	Unrecognized deferred tax assets and liabilities

	As at December 31,
	2014	2013
Deductible temporary differences:
Debt	39,511	20,210
Other investments	33,344	32,233
Other financial assets	8,912	8,300
Deferred tax asset:
Debt	5,136	2,627
Other investments	4,335	4,190
Other financial assets	1,159	1,079

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

f)	Other receivables

Other receivables of $15,985 (2013: $13,895) represent mineral tax benefits that the Company is entitled to receive as a result of the completion of the Gibraltar mine expansion.

12.	ACCOUNTS RECEIVABLE

	As at December 31,
	2014	2013
Trade receivables	9,256	1,367
Other receivables due from joint venture partner	268	62
Goods and services tax receivable	2,758	1,998
Other receivables	336	1,105
	12,618	4,532

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

13.	OTHER FINANCIAL ASSETS

	As at December 31,
	2014	2013
Current:
Copper put option contracts (note 25(f))	5,577	1,295
Marketable securities – available for sale	977	4,951
Red Mile promissory note (note 18(a))	-	63,483
	6,554	69,729
Long-term:
Subscription receipts – available for sale	12,400	12,400
Reclamation deposits (note 19)	29,084	25,872
	41,484	38,272

The Company holds strategic investments in publicly traded and privately owned companies, which are classified as available for sale investments. As at December 31, 2014, these investments included marketable securities as well as subscription receipts in a privately held company which will be convertible into units comprised of shares, or shares and warrants. The subscription receipts and certain marketable securities relate to investments in companies with a director in common (Note 26c).

During the year, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $1,152 (2013 – $13,984) on its marketable securities. The fair value of the marketable securities was determined based upon public market information and the fair value of subscription receipts was determined by a recent third party transaction.

14.	INVENTORIES

	As at December 31,
	2014	2013
Work in process	2,095	1,250
Finished goods:
Copper contained in concentrate	7,328	20,049
Molybdenum concentrate	314	859
Materials and supplies	26,357	25,016
	36,094	47,174

At December 31, 2014, materials and supplies inventories were written down by $858 (2013: $904) and copper concentrate inventory was written down by $1,908 (2013: $Nil). These write downs were necessary to record inventories at their net realizable value and were included in cost of sales.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

15.	PROPERTY, PLANT & EQUIPMENT

	Property
	Acquisition	Mineral	Plant and	Construction
	costs	properties	equipment	in Progress	Total
Cost
At January 1, 2013	5,438	162,772	378,977	181,596	728,783
Additions	-	19,635	204	80,208	100,047
Rehabilitation cost asset	-	(36,920)	-	-	(36,920)
Capitalized interest [1]	-	-	-	3,351	3,351
Disposals	-	-	(3,705)	-	(3,705)
Investment tax credits	-	-	(932)	-	(932)
Transfers between categories	-	-	251,737	(251,737)	-
At December 31, 2013	5,438	145,487	626,281	13,418	790,624
Additions	78,445	26,138	16,083	12,052	132,718
Rehabilitation cost asset	-	38,151	-	-	38,151
Capitalized interest [1]	-	148	-	-	148
Disposals	-	-	(11,673)	-	(11,673)
Investment tax credits	-	-	(2,090)	-	(2,090)
Foreign exchange translation	2,047	-	110	-	2,157
Transfers between categories	-	-	13,056	(13,056)	-
At December 31, 2014	85,930	209,924	641,767	12,414	950,035
Accumulated depreciation and impairments
At January 1, 2013	-	23,043	58,198	-	81,241
Depreciation[2]	-	8,752	25,756	-	34,508
Disposals	-	-	(3,705)	-	(3,705)
At December 31, 2013	-	31,795	80,249	-	112,044
Depreciation[2]	-	15,138	32,200	-	47,338
Disposals	-	-	(3,006)	-	(3,006)
At December 31, 2014	-	46,933	109,443	-	156,376
Carrying amounts
At December 31, 2013	5,438	113,692	546,032	13,418	678,580
At December 31, 2014	85,930	162,991	532,324	12,414	793,659

1 Interest was capitalized at an annual rate of 11% (2013: 7.35%)
2 Depreciation included in cost of sales for 2014 and 2013 was $47,163 and $34,067 respectively. Depreciation included in general and administrative costs for 2014 and 2013 was $175 and $441 respectively

(a)	Leased assets

The Company leases mining equipment under a number of capital lease agreements. Most of these leases provide the Company with the option to purchase the equipment at a beneficial price. One lease contains a mandatory purchase provision. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (note 17).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

At December 31, 2014, the net carrying amount of leased assets was $63,794 (2013: $68,858).

(b)	Capitalized Stripping

During the year, the Company capitalized $23,824 in stripping costs (2013: $17,717). Capitalized costs are included within mineral properties.

(c)	Property acquisition costs

Property acquisition costs are comprised of the Aley Niobium property $5,436 (2013: $5,436), Florence Copper Project $78,445, (2013: $Nil), New Prosperity gold-copper property $1 (2013: $1) and Harmony gold property $1 (2013: $1). The carrying amounts for the New Prosperity and Harmony properties are the original property acquisition costs less historical impairments. During the year, the Company spent $5,945 (2013: 10,294) on evaluating the Aley and New Property projects and these amounts were expensed on the statement of comprehensive income (loss). Subsequent to Aley releasing its NI 43-101 compliant reserves in September 2014, the Company determined that Aley is now at the development stage and has capitalized development expenses incurred for Aley from September 2014 onwards.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2014	2013
Trade payables	36,873	22,768
Other payables due to related parties	91	94
Other payables	5,577	4,002
	42,541	26,864

17.	DEBT

	As at December 31,
	2014	2013
Current:
Capital leases	13,603	13,674
Secured equipment loans	6,554	8,951
	20,157	22,625
Long-term:
Senior notes	228,343	208,349
Long-term loan (note 4)	32,245	-
Capital leases	19,723	33,138
Secured equipment loans	13,195	18,028
	293,506	259,515

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a)	Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company.

The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest.

The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock. As at December 31, 2014 the Company is in compliance with all senior note covenants.

(b)	Capital leases

Capital leases are repayable in monthly installments with fixed interest rates and are secured by plant and equipment with a carrying value $63,794 (2013: $68,858). The capital lease obligations bear fixed interest rates ranging from 4.55% to 6.25% and have maturity dates ranging from 2015 to 2018.

(c)	Secured equipment loans

The equipment loans are secured by equipment with a carrying value of $35,944 (2013: $62,714). The loans are repayable in monthly installments and bear fixed interest rates ranging from 4.49% to 6.47% and have maturity dates out to 2018.

(d)	Long-term loan

As a result of the acquisition of Curis (Note 4), the Company has assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I (“Red Kite”). The total loan balance, including accrued interest, was $US27,795 as of December 31, 2014. Interest on the loan is being capitalized quarterly at a rate of 11% per annum. The outstanding principal and accrued interest can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016.

The loan has been guaranteed by the Company and is secured against substantially all assets of the Company’s subsidiary, Curis Resources Ltd., including its interest in the Florence Copper project. The loan contains certain non-financial affirmative and restrictive covenants similar to those found in a traditional bank financing. As at December 31, 2014, the Company is in compliance with all loan covenants.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

18.	OTHER FINANCIAL LIABILITIES

	As at December 31,
	2014	2013
Current:
Royalty obligations	-	63,854
Deferred revenue – royalty obligation	-	131
	-	63,985
Long-term:
Income tax obligations	-	272
Deferred share units (Note 21)	110	293
	110	565

(a)	Red Mile royalty obligation and promissory note

On October 31, 2014, the Company exercised a call option which effectively extinguished the Red Mile royalty obligation. This obligation was the result of a transaction in September 2004, whereby the Company sold a royalty on the Gibraltar mine’s copper production to Red Mile Resources No. 2 Limited Partnership (Red Mile), an unrelated investment partnership, for $67,357. The proceeds were invested with a trust company in a promissory note (note 13) and the Company pledged the promissory note, along with interest earned thereon, as security for its royalty obligation.

Annual royalties based on Gibraltar’s copper production were payable to Red Mile from the commencement of commercial production to December 2014. Funds held within the trust company were released to satisfy the annual royalty payments.

Pursuant to the agreements, the Company received fees and interest for services performed in relation to the Red Mile transaction, including $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by the Company under the royalty agreement. The indemnification funds received were recorded as deferred revenue and were recognized as income over the life of the royalty agreement.

The Company had the option, under certain conditions, to purchase (call) the royalty interest, and this call option was exercised on October 31, 2014. The proceeds of the promissory note were used to acquire the remaining royalty interests. The call exercise effectively extinguished both the royalty obligation and the promissory note and resulted in net finance income of $135 in the year ended December 31, 2014.

As part of the transaction in 2004, the Company also granted to Red Mile a net profits interest royalty (NPI) which was applicable for the years 2012 to 2014 and ranged from 2% to 4%, depending on copper prices and foreign exchange rates. The NPI was only payable on net profits in excess of a pre-determined cumulative level of revenues less operating costs. No NPI was payable in 2013 or 2014 as these threshold levels were not met, and the NPI royalty expired at the end of 2014.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

19.	PROVISION FOR ENVIRONMENTAL REHABILITATION

Environmental
rehabilitation
At January 1, 2014	69,673
Additions during the year	722
Change in estimates	37,665
Accretion	3,066
Settlements	(993)
Exchange differences	3
At December 31, 2014	110,136

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.

The decommissioning and restoration provision represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of the life of the related operation. Remaining lives of mines and infrastructure range from three years to over 100 years. Therefore, it is anticipated that these costs will be incurred over a period in excess of 100 years. In 2014, the decommissioning and restoration provision was calculated using pre-tax discount rates between 1.0% and 2.3% . The Company also used an inflation rate of 2.0% and a market risk adjustment of 0.5% in its cash flow estimates

Estimates are reviewed regularly to take into account any material changes to the assumptions. During 2012, the Company submitted an updated decommissioning cost report for the Gibraltar Mine to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2012 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. There have been some adjustments to certain estimates, both in terms of amount and timing, made subsequently as a result of updated information. The majority of the changes in estimates in the current year relate to changes in discount rates during the current period, which has had a significant impact on the PER.

In general, the expected cash flows become more reliable towards the end of the mine’s life, whereas the estimate of a PER at the beginning of the mine’s life is more subjective. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend upon future metal prices, which are inherently uncertain.

As required by the regulatory authorities, before commencing work on a project or mine, the Company posts security which is held in trust by the regulatory authorities. These reclamation deposits (note 13) are returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. For the Gibraltar mine, the Company has also issued an irrevocable standby letter of credit for $10,000 as part of its security with the regulatory authorities. For the Florence Copper project, the Company has issued reclamation bonds totaling $4,566, which are supported by surety bonds of an insurance company. The Company has provided cash collateral of $1,850 to the surety provider and these amounts are classified as reclamation deposits (note 13).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

20.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2013	190,882
Exercise of share options	2,500
Common shares outstanding at December 31, 2013	193,382
Exercise of share options	1,623
Issued to acquire Curis Resources Ltd. (Note 4)	26,804
Common shares outstanding at December 31, 2014	221,809

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)	Contributed surplus

Contributed surplus represents employee entitlements to share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c)	Accumulated other comprehensive income (loss) (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired and cumulative translation adjustments arising from the translation of foreign subsidiaries (Note 11(b)).

21.	SHARE-BASED COMPENSATION

The Company has a share option plan (equity settled) approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of options to independent directors as a group at any time outstanding is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options may be exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During 2014, the Company issued 66,079 DSUs to directors (2013: 133,333). The DSUs were valued at $2.27 (2013: $3.18) per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred share units outstanding at December 31, 2014 was 99,371 units (2013: 133,333). An expense of $56 (2013: $293) was recognized to record the liability at fair value during the year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(thousands of options)	Options	Average price
Outstanding at January 1, 2013	14,125	$3.16
Granted	175	$2.02
Exercised	(2,500)	$1.12
Forfeited	(1,117)	$3.85
Expired	(937)	$4.77
Outstanding at January 1, 2014	9,746	$3.43
Granted	4,083	$2.27
Exercised	(1,623)	$1.59
Forfeited	(39)	$2.71
Expired	(259)	$3.55
Outstanding at December 31, 2014	11,908	$3.28
Exercisable at December 31, 2014	9,169	$3.58

The weighted-average share price at the date of exercise for share options exercised in 2014 was $2.26 (2013: $2.20) .

	Options	Average life
Range of exercise price	(thousands)	(years)
$2.02 to $2.32	4,066	3.7
$2.33 to $4.09	3,867	2.1
$4.10 to $5.74	3,975	0.5
	11,908	2.1

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	Key management personnel		Employees
	2014	2013	2014	2013
Weighted-average share price	2.26	2.14	2.26	2.14
Expected term (years)	5.0	5.0	3.0	3.0
Expected forfeiture rate	0%	0%	0%	0%
Weighted-average expected volatility	57.2%	68.6%	57.2%	49.4%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.72%	1.74%	1.72%	1.24%
Weighted-average fair value per option	1.13	1.26	0.81	0.78

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

22.	EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2014	2013
Net (loss) earnings	(53,884)	(34,839)
(in thousands of common shares)
Weighted-average number of common shares	197,658	192,222
Dilutive securities:
Effect of share options	-	-
Weighted-average number of diluted common shares	197,658	192,222
($ per common share)
Basic earnings (loss) per share	(0.27)	(0.18)
Diluted earnings (loss) per share	(0.27)	(0.18)

23.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

	<1 year or
	on demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2013
Capital lease liability	13,674	13,414	19,724	-	46,812
Future interest charges	2,203	1,437	1,086	-	4,726
Capital lease commitments	15,877	14,851	20,810	-	51,538
Operating lease commitments	2,271	466	856	667	4,260
Purchase obligations	2,587	-	-	-	2,587
Capital expenditure commitments	2,192	-	-	-	2,192
Marketable security investment	5,000	-	-	-	5,000
At December 31, 2014
Capital lease liability	13,603	10,594	9,130	-	33,327
Future interest charges	1,437	770	316	-	2,523
Capital lease commitments	15,040	11,364	9,446	-	35,850
Operating lease commitments	4,124	2,486	899	385	7,894
Purchase obligations	8,593	2,956	-	-	11,549
Capital expenditure commitments	1,166	-	-	-	1,166

In respect of its interest in the joint arrangement (note 3), the joint venture is committed to incur capital expenditures of $720 (2013: $2,923), of which the Company’s share of this commitment is $540 (2013: $2,192).

During the year, ACE INA Insurance (“ACE”) issued a surety bond of $13,161 to BC Hydro as collateral for the Gibraltar Joint Venture’s power purchase obligation. The surety bond replaced a cash security deposit of $12,901 that was refunded to the Company. The Company issued ACE a financial guarantee for 75% of the surety bond, which is equal to the Company’s portion of the power purchase obligation. This obligation is reported as a purchase obligation in the above table.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company’s subsidiary, Curis Resources Ltd., has previously entered into an off-take agreement whereby Red Kite has the unconditional right as well as an obligation to purchase up to 19% of the Florence Copper project’s copper cathode production for the life of the project, at market prices subject to certain transportation discounts.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2014, this debt totaled $44,436 on a 100% basis. The Company has also guaranteed its share of additional capital lease and equipment loans totaling $19,749 on a 75% basis.

The Company is party to various contracts in respect of its operations, of which certain contracts were terminated by the Company during the year. The Company accrues its best estimate of the final settlement amount to be paid in respect of terminated contracts, however the actual settlement amount could differ when negotiations are finalized and any changes in cost estimates will be reflected in future periods.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2014	2013
Change in non-cash working capital items
Accounts receivable	(7,855)	24,394
Inventories	8,314	(20,628)
Prepaids	3,082	2,211
Accounts payable and accrued liabilities	13,399	6,945
Interest payable	437	138
Income tax paid	(900)	(1,450)
Income tax received	-	2,179
	16,477	13,789
Non-cash investing and financing activities
Shares issued for the acquisition of Curis (note 4)	41,546	-
Assets acquired under capital lease	750	25,293
Interest earned on promissory note	(3,015)	(3,642)
Interest expense on royalty obligation	2,780	6,396
Royalty obligation settled by promissory note	(64,781)	(10,820)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

25.	FINANCIAL RISK MANAGEMENT

(a)	Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells derivatives in order to manage market risks. The derivative instruments employed by the Company are not designated as hedges for accounting purposes. These non-hedge derivatives are considered to be economic hedges.

Commodity price risk
The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Copper option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

The Company also enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are measured at cost (typically at nil); they are therefore excluded from the fair value and sensitivity table below. Also not included in the below table are provisionally priced sales volumes for which price finalization is outstanding at the balance sheet date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables.

The table below summarizes the impact on earnings after tax and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

	Years ended December 31,
	2014	2013
Copper increase/decrease by US$0.30/lb (2013: US$0.34/lb) 1, [2]	2,495	576
Molybdenum increase/decrease by US$0.89/lb (2013: US$0.96/lb) [1]	298	299

1The analysis is based on the assumption that the year-end copper price increases 10% with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2014 of CAD/USD 1.1601 (2013: 1.0636) was used in the analysis.
2At December 31, 2014 7,177 (2013: 671) pounds of copper in concentrate were exposed to copper price movements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2014	2013
Fair value sensitivity for fixed-rate instruments
Promissory note	-	836
Royalty obligation	-	(261)
Capital leases	(245)	(328)
Secured equipment loans	(127)	(199)
Senior notes	(1,635)	(1,533)
	(2,007)	(1,485)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	219	278
Reclamation deposits	196	187
	415	465

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Year ended December 31,
	2014	2013
Cash and equivalents	(2,589)	(2,457)
Accounts receivable	(322)	(102)
Copper put option contracts	(413)	(96)
Accounts payable and accrued liabilities	436	205
Equipment loans	1,469	1,778
Long-term loan	2,386	-
Senior notes	17,169	15,468

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows.

During the year ended December 31, 2014, Moody’s Investor Service made no change to the Company’s long-term credit rating of B3, and Standard & Poor’s made no change to the Company’s long-term credit rating of B. The Company’s credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s practice on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts is:

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2014
Accounts payable and accrued liabilities	42,541	-	-	-	42,541
Expected future interest payments	20,292	19,273	36,449	5,245	81,259
Capital leases	13,603	10,594	9,130	-	33,327
Secured equipment loans	6,554	6,806	6,389	-	19,749
Senior notes	-	-	-	232,020	232,020
Long-term debt (incl. interest)	-	37,605	-	-	37,605
	82,990	74,278	51,968	237,265	446,501
Carrying amount	62,698	55,005	15,519	232,020	365,242
At December 31, 2013
Accounts payable and accrued liabilities	26,864	-	-	-	26,864
Expected future interest payments	19,860	18,724	51,178	4,808	94,570
Capital leases	13,674	13,414	19,724	-	46,812
Secured equipment loans	8,951	5,840	12,188	-	26,979
Senior notes	-	-	-	212,720	212,720
Royalty obligations[1]	63,854	-	-	-	63,854
	133,203	37,978	83,090	217,528	471,799
Carrying amount	113,343	19,254	31,912	212,720	377,229

1. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

(d)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The balance at December 31, 2014 is comprised of five customers (2013: five customers). There are no impairments recognized on the receivables.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e)	Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table. The table does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	December 31, 2014		December 31, 2013
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Copper put option contracts	5,577	5,577	1,295	1,295
Loans and receivables
Cash	53,299	-	82,865	-
Accounts receivable	12,618	-	4,532	-
Promissory note [1]	-	-	63,483	-
Available-for-sale
Shares	977	977	4,951	4,951
Subscription receipts	12,400	12,400	12,400	12,400
Reclamation deposits	29,084	29,084	25,872	25,872
Financial liabilities
Financial liabilities
Accounts payable and accrued liabilities	42,541	-	26,864	-
Interest payable senior notes	3,746	-	3,435	-
Senior notes	228,343	206,127	208,349	211,540
Long-term loan	32,245	32,245	-	-
Capital leases	33,326	33,236	46,812	44,628
Secured equipment loans	19,749	19,708	26,979	26,825
Royalty obligation	-	-	63,854	-

1. The fair value of the promissory note and royalty obligation are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 2.5c for determining the fair value of instruments that are measured at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2014
Financial assets designated at FVTPL
Copper put option contracts	-	5,577	-	5,577
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts (note 13)	-	-	12,400	12,400
Reclamation deposits	29,084	-	-	29,084
	30,061	5,577	12,400	48,038
December 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	1,295	-	1,295
Available-for-sale financial assets
Marketable Securities	4,951	-	-	4,951
Subscription receipts (note 13)	-	-	12,400	12,400
Reclamation deposits	25,872	-	-	25,872
	30,823	1,295	12,400	44,518

There have been no transfers between fair value levels during the reporting period.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.5% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months or in the absence of a transaction, market comparison based on the average share value of comparable companies. Transactions have occurred within the 2013 and 2014 financial years which valued each subscription receipt at $0.80.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The following table shows a reconciliation for Level 3 fair values

	Note	Subscription receipts
At January 1, 2013		7,100
Purchase		2,400
Write down of marketable securities		(6,150)
Change in fair value (other comprehensive income)		9,050
At December 31, 2013 and 2014	13	12,400

The fair value of the subscription receipts is based upon a recent transaction.

(f)	Summary of derivatives

			Term to
	Notional amount	Strike price	maturity	Fair value
At December 31, 2014
Commodity contracts
Copper put option contracts	15.0 million lbs	US$3.00	Q1 2015	2,676
Copper put option contracts	15.0 million lbs	US$2.90	Q2 2015	2,901
				5,577
At December 31, 2013
Commodity contracts
Copper put option contracts	25.6 million lbs	US$3.00	Q1-Q2 2014	647
Copper put option contracts	7.3 million lbs	US$3.00	Q3 2014	648
				1,295

The Company spent $6,935 to purchase copper put options in the twelve month periods ended December 31, 2014.

Subsequent to year end, the Company received $2,244 on settlement of in-the-money put options that matured in January 2015 and sold the remaining outstanding put options for proceeds of $15,118.

(g)	Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	December 31,	December 31,
	2014	2013

Cash and equivalents	53,299	82,865
Current debt	20,157	22,625
Long-term debt	293,506	259,515
Net debt (cash)	260,364	199,275
Shareholders’ equity	422,275	426,216

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company is not subject to any capital restrictions.

The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2014.

26.	RELATED PARTIES

(a)	Subsidiaries

	Ownership interest as at
	December 31,	December 31,
	2014	2013
Gibraltar Mines Ltd.	100%	100%
Aley Corporation	100%	100%
Curis Resources Ltd.	100%	N/A
Curis Holdings (Canada) Ltd.	100%	N/A
Florence Copper Inc.	100%	N/A
672520 BC Ltd.	100%	N/A
688888 BC Ltd. [1]	N/A	100%
Gibraltar Royalty LP	99.99%	99.99%

1. This company was wound up in 2014.

(b)	Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 21).

Compensation for key management personnel (including directors) is as follows:

	Year ended December 31,
	2014	2013
Salaries and benefits	4,357	5,188
Post-employment benefits	1,471	1,643
Share-based compensation	3,426	1,736
	9,254	8,567

(c)	Other related party transactions

	Transaction value for the		Due from (to) related parties
	year end December 31,		as at December 31,
	2014	2013	2014	2013
Hunter Dickinson Services Inc.:
General and administrative expenses	2,739	2,468
Exploration and evaluation expenses	612	1,139
	3,351	3,607	(91)	(94)
Gibraltar joint venture:
Management fee income	1,125	966
Reimbursable compensation expenses and third party costs	339	427
	1,464	1,393	268	62

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as geological, engineering, corporate development, administrative, and financial management services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

During 2013, the Company invested $2,400 in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants (note 13).

During the first quarter of 2014, the Company invested $5,000 (2013 - $2,000) in Curis Resources Ltd, a related company with a director in common. Subsequent to this investment, the Company completed the acquisition of Curis in November 2014 (note 4).